RESTATED MANAGEMENT DISCUSSION AND ANALYSIS for the Three Months Ended March 31, 2007

Dated as of May 2, 2007, but updated to reflect changes resulting from the restated financial statements at November 14, 2007.

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

This restated Management’s Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the three month financial period ended March 31, 2007, and other material events up to the date of this report. The following information is prepared as of May 2, 2007 and is updated to reflect changes from the restated financial statements as at November 14, 2007. This discussion should be read in conjunction with the Company’s December 31, 2006 annual audited consolidated financial statements and related notes together with Management’s Discussion and Analysis and the restated unaudited interim consolidated financial statements and related notes for the period ended March 31,2007.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles, and all dollar amounts are in Canadian dollars, unless otherwise noted.

RESTATEMENT

Subsequent to the original filing of the Company’s unaudited interim financial statements for the three month period ended March 31, 2007, the Company determined that the following errors had been made:

  2006 year end entries were not correctly carried forward and/or reversed
  Revenue for the first quarter 2007 had been under accrued
  Mexican tax on assets had not been accrued during the first quarter of 2007

These errors have been corrected and amended interim statements for the three month period ended March 31, 2007 have been filed. The following reflects the restatements to the interim financial statements:

		As originally
		reported	As restated
A.	Statement of Operations and Comprehensive Income
	Mineral sales	3,563,207	4,173,562
	Cost of sales	3,741,790	3,777,989
	General and administrative	1,227,450	1,199,060
	Income tax expense	87,630	177,630
	Net loss for the period	(3,919,031)	(3,406,485)
	Deficit, end of period	(28,846,209)	(28,333,663)
	Basic and diluted loss per common share	(0.06)	(0.05)

B.	Balance Sheet
	Amounts receivable, net	3,839,248	5,052,475
	Prepaid expenses, deposits and advances	1,155,444	615,447
	Mineral properties, plant and equipment	17,363,326	17,413,049
	Accounts payable and accrued liabilities	318,124	478,528
	Income taxes payable	138,831	188,834

C.	Statement of Cash Flows
	(i) Operating Activities
	Cash used in operating activities	(3,500,983)	(3,451,260)
	(ii) Investing Activities
	Additions to Mineral properties, plant and equipment	(810,056)	(859,779)

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

This Management’s Discussion and Analysis was restated to incorporate the impact of the changes to the interim financial statements for the three months ended March 31, 2007.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in this document.

DESCRIPTION AND OVERVIEW OF BUSINESS

Great Panther Resources Limited is an active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company was previously listed on the TSX Venture Exchange under the same symbol prior to graduating to the senior exchange in November 2006. The Company’s current activities are focused on the mining of precious and base metals from its wholly owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other properties in Mexico.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Mineras Exploraciones el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

Selected Quarterly Information:

	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1	FY05-Q4	FY05-Q3	FY05-Q2
	(Restated)

Revenue	$4,173,562	3,508,675	2,041,005	1,067,233	452,529	-	-	$-

Cash cost of
sales	3,777,989	3,664,827	1,960,363	738,227	755,630	-	-	-

General and
administrative	1,199,060	1,523,169	665,532	1,521,574	698,856	889,710	581,954	399,427

Stock-based
compensation	181,000	3,165,270	23,216	184,788	1,299,500	29,500	268,600	14,106

Loss for the
period	(3,406,485)	(7,785,139)	(1,289,174)	(3,036,687)	(2,973,437)	(1,538,101)	(1,625,298)	(806,327)

Basic loss
per share	(0.05)	(0.11)	(0.02)	(0.06)	(0.06)	(0.07)	(0.07)	(0.03)

Cash and
cash
equivalents	5,579,424	9,208,048	12,941,744	16,173,126	2,628,869	5,295,397	3,069,139	896,440

Current
assets	11,924,549	14,755,373	18,483,031	19,723,684	4,644,454	6,480,430	3,986,600	1,528,001

Working
capital	$10,180,448	12,533,156	14,958,996	16,519,943	2,856,603	1,407,474	3,149,341	$1,189,586

Certain comparative figures have been reclassified to conform with current period presentation.

FIRST QUARTER REVIEW

For the three months ended March 31, 2007 (“FY07-Q1”) output at the Company’s two 100% owned mines in Mexico increased by 38% over the previous quarter (“FY06-Q4”) to 318,443 silver equivalent ounces (Ag Eq Oz). The increase was mainly due to significant improvements in the head grades at the Guanajuato Silver-Gold Mine where output approximately doubled, over the same period. Guanajuato yielded 146,552 Ag Eq Oz in FY07-Q1, almost as much as in the entire 6 months from start-up to the end of 2006.

Production highlights from FY07-Q1 include:

  A 38% quarter-over-quarter increase in overall production from 230,040 to 318,443 Ag Eq Oz,

  Output doubled at Guanajuato, from 73,484 in Q4 2006 to 146,552 Ag Eq Oz in Q1 2007 (155,085 oz produced in 2006),

  Average silver and gold grades at Guanajuato increased by 53% and 40%, respectively, quarter-over- quarter,

  Silver and gold grades at Guanajuato rose steadily through the first quarter, increasing by 102% and 67%, respectively, from 59 g/t and 0.51 g/t in December to 119 g/t and 0.85 g/t in March,

  With the increase in grades, average silver and gold recoveries at Guanajuato increased by 9% and 7%, respectively, to 71.5% and 70.2% for the quarter,

  Throughput at Guanajuato increased by 25% to 49,761 tonnes in Q1 2007,

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007
  Production at Topia was up 10% over the previous quarter as a 13% increase in tonnage was partially offset by a 5% decrease in grade.

Revenue for the quarter ended March 31, 2007 was $4,173,562 compared to $452,529 for the same period last year. The increased production at the two mines has resulted in the increase in revenues. Cumulative throughput for the Topia and Guanajuato operations for the quarter was 57,922 tonnes compared to 3,700 tonnes for the same period last year.

The Company is continuing its refurbishments of both its plants at Topia and Guanajuato in order to increase overall capacity. Work is continuing to put the third ball mill at Topia back into production. Efficiencies will be created as the plant’s current production levels will be adequately handled by the larger third ball mill, thus allowing the two smaller ball mills to be activated only as production levels increase. Work is also continuing underground at both Topia and Guanajuato. At Topia, several new faces (Mina 80, Mina Elisa, Mina Dura, Mina Animas 1420 and Mina Animas) are being further developed to increase production levels and as a result, additional costs are being incurred. Similarly at Guanajuato, site preparation expenditures at San Vicente, Cata and Rayas have increased overall production costs. Although there are future benefits associated with these expenditures, the Company elected to expense these costs as incurred. Overall cash costs of sales for the three months ended March 31, 2007 was $3,777,989 and amortization and depletion of mineral property, plant and equipment was $823,616.

Overall general & administrative expenses (“G&A”) were $1,199,060 for FY07-Q1 compared to $698,856 for FY06-Q1. This increase is reflective of the growth of the Company over the twelve month period where during this time, the Company’s employee base has grown from approximately 100 to approximately 450. The Company’s operations also expanded into Guanajuato over this time as the mine was put back into production in mid-2006. In FY06-Q1, the Company’s only operating mine was Topia.

Accounting and audit related costs in FY07-Q1 were $109,474 compared to $42,571 for the same period last year. This increased cost is largely attributed to the complexity of the Company’s accounting process with fully operating subsidiaries in Mexico. Additional personnel are being added in this department as the growth of the Company’s accounting functions necessitates the increase in staffing levels. Additional costs are anticipated over the year as a result of documenting and testing the Company’s internal controls related to the Sarbanes-Oxley Act, a regulatory requirement required by the United States Securities and Exchange Commission.

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

Consulting fees for the quarter ended March 31, 2007 increased from $150,785 in FY07-Q1 to $419,616. Costs associated with the development of various technical reports and the addition of technical and professionally qualified personnel necessitated by the growth of the Company’s Mexican operations has attributed to the increased costs.

General exploration expenses for FY07-Q1 were $79,587 compared to $11,274 for FY06-Q1. This increase can be largely attributed to the Company’s commitment to further develop its mineral properties as a subsidiary, solely responsible for exploration, was established.

Investor relations costs were $171,859 and $91,240 for the three months ended March 31 2007 and March 31, 2006 respectively. The increased costs can largely be attributed to the continued strategy to promote the Company in Canada, the United States and Europe. Expenditures in investor relations are necessary to attract new investors and to inform current shareholders of the Company’s progress.

Project exploration costs for the three months ended March 31, 2007 was $1,275,203 compared to $259,701 for the three months ended March 31, 2006. This increase can be largely attributed to an aggressive strategy to further define the resources of the Company’s mineral properties for future exploitation.

PRIMARY MINING PROPERTIES

Topia Mine

The Topia operations processed 8,161.2 tonnes of ore for the three months ended March 31, 2007. Additional throughput of 3,218.9 tonnes was also processed during FY07-Q1 in the form of custom milling service for local miners. This service uses up some of the excess plant capacity and helps to increase efficiencies and lower overall costs.

	FY06-Q1	FY06-Q2	FY06-Q3	FY06-Q4	FY07-Q1

Tonnes milled	3,699.7	4,592.2	6,948.3	7,204.8	8,161.2

Gold ounces	69.2	85.4	106.4	145.0	148.0
Silver ounces	40,138.3	52,859.1	49,085.8	65,921.6	72,436.5
Lead tonnes	121.3	145.2	153.0	208.5	203.5
Zinc tonnes	130.8	166.4	201.8	244.8	252.4

Silver equivalent ounces (Ag eq)	90,381	115,672	121,166	156,556	171,891

The Company has seen a steady growth in production levels at Topia. Silver equivalent production (Ag eq) for the three months ended March 31, 2007 was 171,891 oz. compared to 90,381 oz. for the three months ended March 31, 2006.

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

Total cash cost of sales were CDN$1,550,608 for FY07-Q1 of which $61,057 was the cost associated with custom milling.

	March 31, 2007	March 31, 2007	March 31, 2007
	$CDN Cost	USD$ Cost per tonne	USD$ Cost per Ag
			Eq oz
Cash production cost	$ 862,816	$ 90.23	$ 4.28
Transportation and smelter	131,028	13.70	0.65

Direct cash cost of sales	$ 993,844	$ 103.93	$ 4.93
Site preparation and other
costs	495,707
Cash operating costs
(excluding custom milling)	1,489,551
Cash cost allocated to custom
milling	61,057

Total cash cost of sales	$1,550,608

Eleven principal mineralized vein structures have been defined on the Topia Mine property, of which development and exploitation is presently taking place on five, including La Dura. Surface and underground drilling over the course of 2007 will target nine of the eleven veins in an effort to expand the Topia Mine mineral resource, and the number of veins being developed and exploited. The recent nine-hole, 637.3 metre underground drilling program at La Dura is part of the plan to test a 165 metre vertical interval (between the 1420 and 1585 levels) along a 600 metre strike length. These holes represent a 200m horizontal by 50m vertical portion of that block. To date, there has been no exploitation below the 1625 level in this part of the La Dura Mine. Mine levels are named according to their elevation above mean sea level and the town of Topia sits at an elevation of 1650 metres, such that most mine levels are accessed via adits from the sides of the mountains.

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

Underground drilling in the deeper portions of the La Dura vein is continuing to demonstrate high grades of silver, gold, lead and zinc, up to 55.7 oz/t Ag Eq. In particular, gold grades up to 7.21g/t in the drilling are significantly higher than the historical average (less than 1.0g/t) for the Topia Mine.

An ongoing surface drilling program at Topia, in conjunction with the underground drilling, is designed to double the NI 43-101 resources by the end of the year. The first NI 43-101 resource for the mine, reported on December 28, 2006, contained 3,625,603 oz of Ag Equivalent in the Measured and Indicated categories and an Inferred Resource of 1,418,900 oz of Ag Equivalent.

Guanajuato Mine

On a month-by-month basis in FY07-Q1, grades at the Guanajuato mines steadily increased as production from higher grade stopes made a greater contribution to daily throughput. In June 2006, when the Company commenced production, low grade stockwork zones were mined as refurbishment of the plant and development of the mines’ infrastructure continued. The development of and subsequent production from higher grade areas did not commence until late January 2007.

	FY06-Q1	FY06-Q2	FY06-Q3	FY06-Q4	FY07-Q1
Tonnes milled	-	10,072.6	36,106.3	39,932.0	49,761.0
Gold ounces	-	180.6	387.4	419.7	798
Silver ounces	-	13,735.3	39,245.9	52,498.8	106,646
Silver equivalent ounces (Ag eq)	-	22,985.5	59,088.3	73,995.6	146,552

The month-over-month increase in grades at Guanajuato and the overall increase in output are expected to continue over the next two quarters. The Company is continuing to experience rapid and strong growth at Guanajuato. Surface and underground drilling are ongoing and the Company is continuing the development of long term mine plan for the mine. Lower levels of the Guanajuato Mine are being prepared for a program of deep diamond drilling.

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

Total cash cost of sales at Guanajuato were CDN$2,227,381 for FY07-Q1.

	March 31, 2007	March 31, 2007	March 31, 2007
	$CDN Cost	USD$ Cost per	USD$ Cost per
		tonne	Ag Eq oz
Cash production cost	$ 1,774,420	$ 30.43	$ 10.33

Transportation and smelter	137,015	2.35	0.80

Direct cash cost of sales	$ 1,911,435	$ 32.78	$ 11.13
Site preparation and other
costs	315,946

Total cash cost of sales	$ 2,227,381

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company, through its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (“MMR”), currently has options on three significant exploration properties known as the Mapimi Project, the San Antonio Project, and the Virimoa Project.

Mapimi Project

The Company is continuing an initial exploration program that began in December 2006. During the quarter, detailed geological mapping and re-sampling of outcrops, adits and trenches was undertaken and an airborne geophysical survey was completed. A 5,000 metre core drilling program, which also commenced in December 2006, is ongoing. The drilling to date, has so far focused on the La Gloria and Las Palmitas Zones in an attempt to confirm, and better delineate, previous reverse circulation and core drilling of Coeur d’Alene Mines Corp., completed in 1997-98. Data from Coeur d’Alene’s drilling was used by Wardrop Engineering to calculate the current NI 43-101 Inferred Mineral Resource on these two zones (Great Panther news release September 11, 2006), of 22.3 million ounces of silver equivalent (Ag Eq), contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq).

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

Highlights of Great Panther’s 2007 drilling program include 155 g/t Ag Eq over 46.75 metres (including 262 g/t Ag Eq over 16.00 metres and 208 g/t Ag Eq over 3.30 metres) in hole SK07-04 in the La Gloria Zone and 173 g/t Ag Eq over 62.40 metres in hole SK07-09, also in La Gloria. Drilling on the Las Palmitas Zone was highlighted by 147 g/t Ag Eq over 16.95 metres in hole SK07-01. A plan map of the Las Palmitas and La Gloria Zones with drill hole locations is posted on the Great Panther website at www.greatpanther.com.

Work to date on the Mapimi Property has been highly encouraging as drilling confirms and extends known silver-lead-zinc mineralization while geophysical surveys indicate the potential for several other similar zones lying under cover of shallow overburden. As results come in from the Induced Polarization (IP) geophysical survey, new outlying targets will also be tested. The goal of the program is to substantially increase the aforementioned NI 43-101 resource and determine the potential for an open pit mine.

San Antonio Project

Under the terms of an option agreement with Altair Ventures Inc., whereby the Company is the operator of the project, geological mapping and sampling was initiated on the San Antonio Project.

Virimoa Project

No field work was conducted on the Property during the three months ended March 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Although the Company currently has operations that are generating cash flow, the economic viability of the operations has not been fully qualified. The financial success of the Company relies on management’s ability to continue the successful rehabilitation, development and operations of its mines, to develop its exploration properties, and ultimately achieve profitable operations. This process can take years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its operations, exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

Cash and Financial Conditions

The Company had a cash (and cash equivalents) balance of $5,579,424 as at March 31, 2007 as compared to $9,208,048 as at December 31, 2006. This decrease is largely attributed to expenses incurred in exploration and the purchase of capital assets.

The Company had working capital of $10,180,448 as at March 31, 2007 compared with working capital of $12,533,156 as at December 31, 2006. Working capital, together with the anticipated exercise of outstanding warrants, should be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months.

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

Investing Activities

For the three months ended March 31, 2007, the Company had a net cash outflow from the purchase of capital assets of $859,779.

Financing Activities

For the three months ended March 31, 2007, the Company raised proceeds of $748,813 though the exercise of warrants and $94,500 through the exercise of options. Great Panther made debt payments totalling $160,898 on its mineral properties.

Subsequent to March 31, 2007, the Company received proceeds of $108,000 on the further exercise of warrants and options.

Outlook

Great Panther continues to experience rapid and strong growth at its two mines. The refurbishing of plants at both mines is continuing and the third ball mill at each of the two operations is still in the testing phase, with both scheduled to be operational by mid-2007. Mine development in new areas is underway at both mines in order to provide additional working faces and higher levels of production.

The month-over-month increase in grades at Guanajuato and the overall increase in output are expected to continue over the next two quarters. Combined with planned increases at Topia, the level of production should continue to increase at a significant rate over at least the next 6 months. As such, the Company is maintaining its targeted output for 2007 at approximately 2,500,000 Ag Eq Oz. Management emphasizes, however, that this remains a target as the Company works towards a defined reserve base at both operations. Variations in production grades and tonnages, as well as other factors, can affect the final output, and production targets will be revised quarterly.

It is anticipated that for the next twelve months, Great Panther will not be relying on the equity markets to meet its financing needs. The Management of the Company believes that there are adequate funds currently available to maintain its current operations.

Liabilities

The following table outlines the contractual payment with regards to the Company’s property acquisitions:

	Payments Due by Period
Total	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years
	1,293,610	115,460	-	-

RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three Months ended March 31, 2007

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Three months	Three months
	ended	ended
	March 31, 2007	March 31, 2006

Consulting fees paid or accrued to a companies
controlled by directors of the Company	$137,000	$93,450

Consulting fees paid or accrued to a company
controlled by an officer of the Company	99,745	71,020

Cost recoveries received or accrued to a company
with a common director of the Company	1,205	-

Office and administration fees paid or accrued to
a company controlled by a director of the Company	$9,661	$25,363

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 70,874,862 common shares issued and, 19,422,564 warrants and options outstanding.

The convertible note of $2,020,000 carries a conversion feature whereby it may be converted into 1,530,303 common shares of the Company at $1.32 per share.

Fully diluted, the issued and outstanding shares of the Company would be 90,297,426.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther can be found on SEDAR at www.sedar.com or the Company’s website at www.greatpanther.com.